Capitol Bancorp Center 200 Washington Square North Lansing, MI 48933 tel: 517.487.6555 fax: 517.374.2576

June 1, 2005

Attn: William Friar
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

Re:	Capitol Bancorp Limited Registration Statement on Form S-4 (Registration No.
333-124417)

Ladies and Gentlemen:

     On behalf of Capitol Bancorp Limited (the “Company”), and pursuant to the Securities Act of 1933, as amended, and Rule 461 there under, the Company respectfully requests that the above referenced registration statement be made effective on June 1, 2005, or as soon thereafter as is possible.

     The company acknowledges that:

     i)      should the Commission or the staff, acting pursuant to delegated authority, declare the filing defective, it does not foreclose the Commission from taking any action with respect to the filing;

     ii)      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     iii)      it may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Cristin Reid English
Cristin Reid English
Chief Operating Officer